

Mail Stop 7010

March 26, 2009

Alexei I. Kim
Chairman and President
Promotora Valle Hermosa, Inc.
301 East Pine Street, Suite 150
Orlando, Florida 32801

> **Re:** **Promotora Valle Hermosa, Inc.**
> **Amendment No. 3 to Schedule 14C filed March 13, 2009**
> **Amendment No. 1 to Form 10-KSB/A for Fiscal Year Ended**
> **December 31, 2007**
> **File No. 000-27199**

Dear Mr. Kim:

We have reviewed your response letter dated March 13, 2009 and have the
following additional comments. In some of our comments, we may ask you to provide us
with information so we may better understand your disclosure. After reviewing this
information, we may raise additional comments. We welcome any questions you may
have about our comments or on any other aspect of our review.

Amendment No. 3 to Schedule 14C

General

1. We note your response to question 3. However we reissue the comment. Please
   disclose the information required by Item 3 of Schedule 14A with respect to all
   matters related to the acquisition agreement.

2. Please ensure that the financial statements and corresponding financial
   information included comply with Rule 8-08 of Regulation S-X.

Alexei I. Kim
Promotora Valle Hermosa, Inc.
March 26, 2009
Page 2

Background of the Transaction
Sale of Existing Business of the Company to Former Management, page 7

3. Please disclose the fair value of the existing business at the time it was sold to former management as well as how you determined this fair value.

4. We note your response to question 1 of our March 3, 2009 comment letter. Supplementally, provide us with an analysis as to whether any aspect of the March 2008 Acquisition Agreement required shareholder approval, including the sale of your assets to former management.

5. We note your response to comment 6 of our March 3, 3009 letter. However, it is unclear from your disclosure if you are stating that your predecessor had no operations, slowed operations, and/or significantly reduced operations and revenue and little if any future prospects, which led you to consider entering into strategic alternatives, including a business combination with 494 UNR Open Joint Stock, Inc. Please revise your disclosure accordingly.

Corporate Governance
Committees of Our Board of Directors, page 19

6. It is not clear why you are referring to KPMG in your discussion of independence. Please advise or revise as necessary.

Management's Discussion and Analysis, page 23

7. We note your response to prior comment 13 and the additional disclosures provided. It does not appear that the amounts discussed in MD&A are consistent with the amounts reported on page 49 for the income from operations of each of your segments. Please revise as necessary. In addition to disclosing the amounts, please discuss with quantification the business reasons for changes between periods in the income from operations of each of your segments.

Liquidity and Financial Resources, page 23

8. We note your response to prior comment 14. We continue to believe that you should expand your disclosures regarding your determination that your sources of cash are sufficient to meet the overhead needs in 2009 including the liquidation of short term debt. You expect to eliminate debt of $11.2 million in June 2009 through the collection of accounts receivable and cash flow from operations. Given that you have not generated any cash from operations in each of the two years ended December 31, 2007 and the nine months ended September 30, 2008, please expand your disclosure to address how you expect to

eliminate debt through this source. As of September 30, 2008, you had accounts receivable of $12.6 million, of which it appears you collected approximately $9 million and used it to liquidate $9.2 million of matured debt in January and February 2009. Based on these amounts, it is unclear how your collection of accounts receivable will be sufficient to cover your debt payment due in June 2009. In addition, given the global liquidity crisis which you refer to, you should state what assurances you have that these accounts receivable balances will be collected prior to June 2009. You should discuss any contingent plans you may have or sources of cash that you may be able to use if you are unable to collect accounts receivable or generate cash flows from operations.

Critical Accounting Policies
Inventories, page 27

9. Please disclose how you determined it is reasonable to allocate the impairment of a project to lots on a straight-line basis. You should disclose what consideration you gave to other methods, including consideration of the relative fair value of each lot.

Unaudited Financial Statements
Notes to the Financial Statements, page 59
General

10. We note your response to prior comment 17. Please clarify whether any amounts were included in accumulated other comprehensive income related to the notes payable to Dunchoille Holdings Limited prior to the repayment. Please help us understand why there would not be any reclassification adjustments in your determination of comprehensive income for the nine month period ended September 30, 2008. Please refer to paragraphs 18 through 20 of SFAS 130.

FORM 10-KSB/A#1 FOR THE YEAR ENDED DECEMBER 31, 2007

Report of Independent Registered Public Accounting Firm, page F-2

11. There appears to be a typographical error in the report date. The report date of March 27, 2007 is prior to the end of the periods being audited, which is December 31, 2007. Please revise as necessary.

12. The audit report does not appear be signed. Please request your auditors to provide a signed report. Refer to Rule 2-02(a) of Regulation S-X.

Certifications, Exhibits 31.1 and 31.2

13. Please amend the Form 10-KSB for the fiscal year ended December 31, 2007 because the certifications are missing paragraph 4(b). Please file the certifications exactly as set forth in Item 601(b)(31) of Regulation S-K by: (1) including the missing paragraph 4(b) and (2) do not replace the word "registrant" with "small business issuer."

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Nudrat Salik, Staff Accountant at (202) 551-3692 or Rufus Decker, Accounting Branch Chief at (202) 551-3769 if you have questions regarding comments on the financial statements and related matters. Please contact Sherry Haywood, Staff Attorney at (202) 551-3345 or Craig Slivka, Special Counsel at (202) 551-3729 with any other questions.

Sincerely,

Pamela Long
Assistant Director

cc: Michael Paige, Esq. (*via facsimile 202/457-1678*)
    Jackson & Campbell, P.C.
    One Lafayette Centre, 300 South Tower
    1120 20th Street, N.W.
    Washington, D.C. 20036